SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1. ORIX’s Annual Consolidated Financial Results (April 1, 2008 – March 31, 2009) filed with the Tokyo Stock Exchange on Friday, May 8, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 8, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2008 – March 31, 2009

May 8, 2009

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 98.23 to $1.00, the approximate exchange rate prevailing at March 31, 2009.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: nigel_simpson@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2008 to March 31, 2009, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2008 to March 31, 2009

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

1. Performance Highlights for the Years Ended March 31, 2009 and 2008

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
March 31, 2009	1,075,811	(6.6)%	54,739	(70.9)%	10,071	(95.9)%	21,924	(87.1)%
March 31, 2008	1,151,539	2.6%	187,990	(33.1)%	248,555	(21.1)%	169,597	(13.7)%

	Basic Earnings Per Share	Diluted Earnings Per Share	Return on Equity	Return on Assets*3	Operating Margin*4
March 31, 2009	246.59	233.81	1.8%	0.1%	5.1%
March 31, 2008	1,860.63	1,817.81	13.8%	2.9%	16.3%

1.	Equity in Net Income of Affiliates was a net loss of ¥42,937 million for the year ended March 31, 2009 and a net gain of ¥48,343 million for the year ended March 31, 2008.

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”
*Note 3:	This figure has been calculated using Income before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on following pages is calculated using Net Income.
*Note 4:	This figure has been calculated by dividing Operating Income by Total Revenues.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2009	8,369,736	1,167,530	13.9%	13,059.59
March 31, 2008	8,994,970	1,267,917	14.1%	14,010.62

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2009	308,779	171,183	(334,587)	459,969
March 31, 2008	156,287	(838,331)	792,966	320,655

2. Dividends for the Years Ended March 31, 2009 and 2008 (Unaudited)

	Dividends Per Share	Total Dividends Paid	Dividend Payout Ratio (Consolidated base)	Dividends on Equity (Consolidated base)
March 31, 2009	70.00	6,261	28.4%	0.5%
March 31, 2008	260.00	23,529	14.0%	1.9%

3. Forecasts for the Year Ending March 31, 2010 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income attributable to ORIX*5	Year-on-Year Change	Basic Earnings Per Share*5
March 31, 2010	960,000	(10.8)%	30,000	36.8%	335.57

*Note 5:	“Net Income attributable to ORIX” is equivalent to “Net Income” which had been used until year ended March 31, 2009.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes	( )	No	( x )

(2) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes	( x )	No	( )
2. Other than those above	Yes	( )	No	( x )

(3) Number of Outstanding Shares (Ordinary Shares)

1. The number of outstanding shares, including treasury shares, was 92,217,067 as of March 31, 2009, and 92,193,067 as of March 31, 2008.
2. The number of treasury shares was 2,816,847 as of March 31, 2009, and 1,696,204 as of March 31, 2008.
3. The average number of shares was 88,909,717 for the fiscal year ended March 31, 2009, and 91,150,314 for the fiscal year ended March 31, 2008.

[Summary of Consolidated Financial Results]

Revenues	¥1,075,811 million (Down 7% year on year)
Operating Income	¥54,739 million (Down 71% year on year)
Income before Income Taxes*	¥10,071 million (Down 96% year on year)
Net Income	¥21,924 million (Down 87% year on year)
Operating Assets	¥6,560,869 million (Down 9% compared to March 31, 2008)

Earnings Per Share (Basic)	¥246.59 (Down 87% year on year)
Earnings Per Share (Diluted)	¥233.81 (Down 87% year on year)
Shareholders’ Equity Per Share	¥13,059.59 (Down 7% compared to March 31, 2008)

ROE	1.8% (March 31, 2008: 13.8%)
ROA	0.25% (March 31, 2008: 1.97%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

1. Analysis of Financial Highlights

1-1. Financial Highlights for the Fiscal Year Ended March 31, 2009

Economic Environment

Fiscal year 2009 was marked by an unprecedented global financial crisis. The subprime loan problem that began in the U.S. led to a worldwide financial crisis resulting in a series of bankruptcies and restructurings at major financial institutions, highlighted by Lehman Brothers’ bankruptcy filing. During the latter half of the year, the effects of a significant credit crunch in the capital markets increasingly spilled over into the real economies of many countries affecting all key economic indicators such as growth, consumption and employment, resulting in a drastic economic downturn.

In Japan, the real economic growth rate and the Bank of Japan’s short-term economic survey of enterprises (the Tankan) measuring businesses’ short-term sentiments revealed the bleakest outlook since records began. Furthermore, the concern surrounding enterprises continues to increase, as can be seen in the record-high number of listed companies that have filed for bankruptcy, particularly in the real estate sector.

In order to support the flagging economy, Japan and other major economic powers have responded by implementing expanded programs to increase liquidity and coordinating policies including government spending programs. As a result, indications that conditions are normalizing have been seen in domestic and international capital markets as the U.S. financial system begins to show signs of stabilizing. In Japan, declines in industrial production and machinery order indices, two leading economic indicators, are slowing, but real economic recovery is projected to take some time. Until we have clear signs that the economy is recovering, we will continue to manage our operations under the assumption that the severe economic environment will continue for the foreseeable future.

Overview of Business Performance (April 1, 2008 to March 31, 2009)

Operating Revenues: ¥1,075,811 million (Down 7% year on year)

Revenues decreased 7% to ¥1,075,811 million compared to the previous fiscal year. Although revenues increased year on year from “operating leases,” “gains on sales of real estate under operating leases,” and “other operating revenues,” revenues from “direct financing leases,” “interest on loans and investment securities,” “brokerage commissions and net gains (losses) on investment securities,” “life insurance premiums and related investment income,” and “real estate sales” were down compared to the previous fiscal year.

Revenues from “direct financing leases” decreased 19% to ¥63,766 million compared to the previous fiscal year.

The Japanese leasing industry has seen declines in business volume, and the ORIX Group continues to be prudent in its selection of leasing assets, choosing only those assets where the risk and return balance is felt to be appropriate. Furthermore, in the field of automobile leases we have continued to shift our focus away from finance lease transactions to operating lease transactions, and accordingly, our domestic direct financing lease assets continue to decline. As a result direct financing lease revenues in Japan decreased 22% year on year to ¥42,099 million, compared to ¥53,683 million for the previous fiscal year.

Overseas, our direct financing lease operations across the Asian region are mainly automobile and industrial equipment leasing. As a result of our more stringent selection of new transactions in response to the decline in the economic environment, both direct financing lease assets and new contracts began to decline starting from the latter half of the fiscal year. Furthermore, in the U.S. direct finance lease assets have declined due to our continuing reduction of leasing operations. As a result of these factors and the foreign exchange effects of an appreciated yen, revenues from overseas “direct financing leases” decreased 13% to ¥21,667 million compared to ¥24,865 million in the previous fiscal year.

Revenues from “operating leases” were flat year on year at ¥291,352 million.

In Japan, operating lease revenues increased 5% to ¥223,656 million compared to ¥212,039 million in the previous fiscal year due to an increase in real estate and automobile operating leases, despite decreased gains of sales of properties due to a decline of sales price in secondhand markets.

Overseas, we engage in investment and sales of aircraft leases, constantly monitoring and responding to market trends, and recorded gains on sales of aircraft have declined compared to the previous fiscal year. Also, in line with the slowdown in the economy, overseas operating lease revenues were down 11% to ¥67,696 million compared to ¥76,321 million for the previous fiscal year chiefly due to a decline in new automobile lease transactions and the foreign exchange effects of an appreciated yen.

Revenues from “interest on loans and investment securities” decreased 13% to ¥196,601 million compared to the previous fiscal year.

In Japan, although we have been focusing on loans for corporate clients in the Corporate Financial Services and Investment Banking segments, we adopted a more cautious approach for new transactions beginning in the latter half of the previous fiscal year due to uncertainty in the direction of the economy. As a result, revenues decreased due to the decrease of the installment loans. Furthermore, revenues from the loan servicing (asset recovery) operations and commission revenues also decreased, and domestic revenues from “interest on loans and investment securities” then decreased 12% to ¥160,607 million compared to ¥182,314 million from the previous fiscal year.

Overseas, revenues were down 19% to ¥35,994 million compared to ¥44,706 million in the previous fiscal year, chiefly due to lower market interest rates in the U.S., a similar reduction in new transactions as in Japan due to a more cautious approach to new transactions, and the foreign exchange effects of an appreciated yen.

A loss of ¥12,330 million was recorded on “brokerage commissions and net gains (losses) on investment securities” compared to a gain of ¥23,521 million in the previous fiscal year. Brokerage commissions decreased 27% to ¥5,025 million, compared to ¥6,879 million in the previous fiscal year. We recorded a loss of ¥22,088 million in net gains (losses) on investment securities compared to a gain of ¥13,301 million in the previous fiscal year due to losses as a result of further deterioration in the bond and securities markets in the U.S. and losses in private equity funds since the second quarter of this fiscal year. In addition, dividends income was up 42% to ¥4,733 million compared to ¥3,341 million in the previous fiscal year.

“Life insurance premiums and related investment income” decreased 8% year on year to ¥117,751 million. Revenues from insurance premiums were down 4% to ¥115,214 million compared to ¥120,527 million from the previous fiscal year. Operating revenues from insurance-related investments were down 69% to ¥2,537 million compared to ¥8,089 million from the previous fiscal year chiefly due to a decline in investment securities-related operating revenues caused by the deterioration in the markets.

“Real estate sales” were down 20% year on year to ¥71,088 million due to an absence of gains on sales of real estate in Oceania that had been recorded in the previous fiscal year, and the decline in revenues from sales of domestic condominiums. Furthermore, residential condominiums developed through certain joint ventures and associated profits are recorded under “equity in net income (loss) of affiliates” net of revenues and costs.

“Gains on sales of real estate under operating leases” were up 45% to ¥24,346 million compared to ¥16,756 million from the previous fiscal year due to an increase in gains on sales of office buildings and other real estate not classified under discontinued operations (refer to (Note 1) below).

“Other operating revenues” increased 8% year on year to ¥323,237 million.

In Japan, revenues were up 15% to ¥270,894 million compared to ¥236,253 million from the previous fiscal year, due to contributions from the consolidated subsidiary Internet Research Institute, Inc. acquired during the previous fiscal year and increases in revenues associated with real estate management operations including golf courses and training facilities.

Overseas, revenues were down 18% to ¥52,343 million compared to ¥64,020 million from the previous fiscal year, due to reductions in revenues from advisory services in the U.S and ship-related finance in Asia, which had been recorded in the previous fiscal year, and the foreign exchange effects of an appreciated yen.

Note 1:

Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale, are reported under continuing operations or discontinued operations, and are dependent on the existence of significant continuing involvements. In the absence of significant continuing involvements, they are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: ¥1,021,072 million (Up 6% year on year)

Expenses were up 6% to ¥1,021,072 million compared to the previous fiscal year. Although “interest expense,” “life insurance costs,” “costs of real estate sales,” and “selling, general and administrative expenses” declined compared to the previous fiscal year, “costs of operating leases,” “other operating expenses,” “provisions for doubtful receivables and probable loan losses,” “write-downs of long-lived assets” and “write-downs of securities” increased.

“Interest expense” was flat year on year at ¥104,541 million. In Japan, the debt balance has declined compared to the end of previous fiscal year, however the average debt levels for the fiscal year have increased. Furthermore, “interest expense” increased 12% compared to the previous fiscal year due to increased funding costs resulting from a shift from short-term to long-term debt at higher interest rates. Overseas, “interest expense” was down 26% compared to the previous fiscal year due to lowered dollar interest rates and the foreign exchange effects of an appreciated yen.

“Costs of operating leases” were up 7% to ¥197,401 million compared to the previous fiscal year. In Japan, “costs of operating leases” increased 15% to ¥153,023 million compared to the previous fiscal year chiefly due to an increase in depreciation and related costs of automobile operating leases and real estate. Overseas, due to the foreign exchange effects of an appreciated yen, “costs of operating leases” decreased 13% to ¥44,378 million compared to the previous fiscal year.

“Life insurance costs” were down 6% year on year to ¥105,899 million.

“Costs of real estate sales” decreased 2% to ¥79,060 million compared to the previous fiscal year due primarily to a decline in the number of condominiums delivered compared to the previous fiscal year, despite write-downs recorded on a portion of projects under development.

“Other operating expenses” were up 9% year on year to ¥186,531 million due to expenses related to chiefly domestic consolidated subsidiaries invested in the previous fiscal year as discussed above in “other operating revenues.”

“Selling, general and administrative expenses” were down 6% to ¥249,505 million compared to the previous fiscal year due to the absence of one-off write-downs of intangible assets recorded in the first quarter of the previous fiscal year, despite the recognition of expenses from the beginning of this fiscal year from the domestic consolidated subsidiaries in which we invested in the previous fiscal year. Employee salaries and other personnel expenses account for approximately 60% of selling, general and administrative expenses.

“Provisions for doubtful receivables and probable loan losses” were up 132% to ¥77,028 million compared to the previous fiscal year.

Provisions for investment in direct financing leases were up 7% year on year to ¥9,524 million compared to the previous fiscal year.

Provisions on installment loans were up 177% to ¥67,504 million compared to the previous fiscal year chiefly due to increases made for loans to the real estate sector. As of March 31, 2009, ¥668,958 million, or 20% of all outstanding installment loans, was to real estate companies (except non-recourse loans to SPCs). The loans to real estate companies are largely secured with real estate collateral. Of this amount, ¥215,971 million has been individually evaluated for impairment and the allowance made has increased to ¥47,592 million from ¥5,808 million for the previous fiscal year.

“Write-downs of long-lived assets” were up 117% to ¥3,782 million from ¥1,742 million compared to the previous fiscal year as a result of write-downs chiefly on rental real estate properties in Japan.

“Write-downs of securities” were up 125% to ¥18,632 million from ¥8,290 million compared to the previous fiscal year due primarily to market valuation losses recorded from private equity investments both in Japan and overseas.

Net Income: ¥21,924 million (Down 87% year on year)

“Operating income” was down 71% year on year to ¥54,739 million due to the reasons noted above.

“Equity in net income (loss) of affiliates” recorded a loss of ¥42,937 million down from a profit of ¥48,343 million for the previous fiscal year. The loss was recorded due to a decline in profits as a result of the sale of Korea Life Insurance Co., Ltd. (“KLI”) in the previous fiscal year and the effects of a deterioration of results of domestic-based equity method affiliates, mainly DAIKYO INCORPORATED (“DAIKYO”), during this fiscal year. In addition impairment losses were recorded, since it was judged that the downward stock price movements of a number of equity-method affiliates, chiefly The Fuji Fire and Marine Insurance Co., Ltd. (“Fuji Fire”), were other than temporary. As a result, this account in this fiscal year recorded a loss. Net income from residential condominiums developed through certain joint ventures in Japan decreased to ¥12,527 million from ¥19,127 million for the previous fiscal year.

In the previous fiscal year, gains on the sales of domestic and Asia-based equity method affiliates involved in the corporate rehabilitation operations were recorded. For this fiscal year, “gains (losses) on sales of subsidiaries and affiliates and liquidation losses” recorded a loss of ¥1,731 million, down from a profit of ¥12,222 million in the previous fiscal year, due chiefly to the losses on our shareholding in Fuji Fire resulting from the dilution caused by the issuance and sale of shares to a third party, despite gains on sales of ORIX Facilities.

As a result of the foregoing changes, “income before income taxes, minority interests in earning of subsidiaries, discontinued operations and extraordinary gains” decreased 96% year on year to ¥10,071 million.

“Provision for income taxes” has decreased due to a reversal of deferred tax liability (refer to (Note 2) below) of undistributed profits of overseas subsidiaries in line with a 2009 revision of the taxation system.

“Minority interests in earnings of subsidiaries, net” decreased 52% year on year to ¥1,873 million.

“Income from continuing operations” decreased 93% year on year to ¥10,188 million.

“Discontinued operations, net of applicable tax effect” (refer to (Note 1) on page 3) decreased 48% to ¥11,736 million year on year due mainly to a decrease in gains on sales of real estate under operating leases in Japan.

As a result of the foregoing changes, “net income” decreased 87% year on year to ¥21,924 million.

Note 2:

Prior to the March 2009 revisions to the Japanese tax code, dividends received from overseas subsidiaries were taxed at a rate based on the differences between the Japanese tax rate and applicable income tax rates in foreign countries. Consequently, deferred tax liabilities related to such additional tax for undistributed earnings of foreign subsidiaries had been recognized except for those designated as indefinitely reinvested.

Segment Information

As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its business into six segments to facilitate strategy formulation, resource allocation and portfolio balance determination at the segment level. The six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance. The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

Segment information for this fiscal year follows as below.

Corporate Financial Services Segment

The operating environment has drastically changed since the latter half of the previous fiscal year, a trend that is expected to continue for the foreseeable future. In this fiscal year, financial institutions have not changed their conservative stance toward lending to the real estate sector and as a result, financial conditions in the construction and real estate industries have continued to deteriorate. In collaboration with Risk Management Headquarters the segment has been scrutinizing the financial and operating conditions of each client, striving to continue maximizing the speed and amount of loan recovery.

Segment revenues were down 2% to ¥137,712 million compared to ¥139,874 million in the previous fiscal year as a result of the decline in revenues in line with decreases in installment loan assets and direct financing lease assets due to the more stringent criteria placed on new transactions. This decline was partially offset by an increase in revenues recorded from the beginning of the fiscal year from consolidated subsidiaries in which we invested in the previous fiscal year. However, the segment recorded a loss of ¥10,451 million down from a profit of ¥35,412 million in the previous fiscal year due to continued increases in provisions for doubtful receivables and probable loan losses for real estate-related loans and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates.

Segment assets decreased 21% to ¥1,583,571 million compared to the end of the previous fiscal year due to strict controls on the selection of new transactions resulting in a reduction in installment loans and direct financing lease assets.

Maintenance Leasing Segment

The operating environment for the automobile leasing business continues to be severe due to the swift decline experienced by the automobile industry from the latter half of the fiscal year and due to a falloff in demand from corporate clients as a result of the deteriorating economy. Furthermore, the car rental operations have underperformed due to worsening of consumer sentiment. Similarly, the precision measuring and other equipment rental operations have seen a declining trend in its operating results due to weaker demand in the contracting economy.

Segment revenues were flat year on year at ¥235,953 million as a result of the severe overriding operating environment mentioned above, despite an increase in client demand for operating leases in the automobile operations. Segment profits decreased 31% to ¥25,621 million compared to ¥37,235 million during the previous fiscal year due to increases in expenses related to depreciation and maintenance parts and services, increases in provisions for doubtful receivables and probable loan losses and reductions in gains on sales of used automobiles due to a declining secondary market.

Segment assets were flat year on year at ¥648,314 million compared to March 31, 2008 due to an increase in operating lease assets in the automobile leasing business, which were offset by a decline in financing lease assets.

Real Estate Segment

The domestic real estate market has deteriorated as a result of the financial crisis, and from the latter half of the fiscal year our focus has shifted from an emphasis on asset turnover to prioritizing income gains and enhancing the property leasing and facility operations businesses that are sources of stable cash flows. Furthermore, the condominium market continues to stagnate; however, reduced taxes on mortgages may stimulate demand.

Gains on sales of real estate under operating leases (including income from discontinued operations) have declined as a result of the present market conditions. Profits from condominium operations have greatly declined due to a fall in profitability and an increase in write-downs on projects under development. Furthermore, 3,038 units were delivered, a decrease from 3,710 units sold in the previous fiscal year, and write-downs for a portion of projects under development were ¥11,560 million in this fiscal year.

As a result, segment revenues were down 6% to ¥270,027 million compared to the previous fiscal year and segment profits were down 39% to ¥50,508 million compared to ¥83,065 million during the previous fiscal year. Segment assets increased 9% to ¥1,175,437 million compared to March 31, 2008 due to increased levels of real estate under operating leases in line with fortification of the rental property and management operations.

Investment Banking Segment

This segment is facing increasingly severe conditions as its business portfolio is being affected by the tightening of liquidity in the domestic real estate sector and deterioration in the capital and financial markets. In order to maintain asset stability in this environment, there is a need for enhanced risk management and monitoring of existing real estate-related finance transactions as well as companies in which we have invested.

Real estate-related finance business has seen a decline in installment loan levels and revenues due to stricter selection criteria for new transactions. Furthermore, provisions for doubtful receivables and probable loan losses have increased due to the credit crunch. Revenues have also declined in the loan servicing (asset recovery) business, due to the overriding environment. Furthermore, in our principal investment operations, there was a decline in equity in net income of affiliates, particularly due to the deterioration in the operating results of domestic equity method affiliates, and also impairment losses were recorded since it was judged that the downward stock price movement of Fuji Fire was other than temporary. Revenues from private equity funds and alternative investments have also significantly decreased.

Under these circumstances, segment revenues decreased 26% to ¥94,645 million compared to the previous fiscal year, and the segment recorded a loss of ¥63,397 million compared to a profit of ¥47,483 million for the previous fiscal year. Segment assets decreased 22% to ¥1,321,491 million compared to March 31, 2008.

Retail Segment

This segment consists of the card loan business, trust and banking, securities brokerage, and life insurance operations.

Profits from the card loan business remained flat year on year, as we controlled expenses through cost-cutting programs despite slight increases in provisions for doubtful receivables and probable loan losses from the latter half of the fiscal year. Profits from trust and banking operations declined due to increases in selling, general and administrative expenses from expanded operations, and to an increase in provisions for doubtful receivables and probable loan losses. Commissions from the securities brokerage business and operating revenues from the life insurance business significantly declined due to the effect of the turmoil in the global financial market. Furthermore, due to increases in provisions for doubtful receivables and probable loan losses on installment loans, profits from the life insurance business declined.

In this fiscal year, we injected ¥25 billion of additional capital into the life insurance business in order to enhance financial position and maintain stability.

Under these circumstances, segment revenues declined 8% to ¥183,307 million compared to the previous fiscal year, segment profits declined 65% to ¥9,573 million compared to ¥27,463 million during the previous fiscal year.

Targeting future growth, our trust and banking business has begun to diversify its business by expanding into corporate finance on top of mortgage loans to individuals, and has increased its deposit base. As a result, segment assets were up 7% to ¥1,554,006 million compared to March 31, 2008.

Overseas Business Segment

The U.S. market is experiencing a severe credit crunch. In the U.S., where the economic situation remains uncertain, we are continuously striving to limit future losses by maintaining stringent portfolio management while prioritizing stable and profitable assets for new transactions.

The global economic downturn is also severely affecting Asian and Middle Eastern countries. Moving forward, existing operations will continue to be managed taking into careful consideration the overriding operating environments in the Asian and Middle Eastern regions. Additionally, in collaboration with our long-term local business partners, we will cautiously look for new revenue-generating opportunities centered on investments in distressed assets.

Segment profits declined due to expansion of losses from investments in high yield bonds, mortgage backed securities and equity caused by deterioration in the bond and equity markets in the U.S., a decline in installment loan revenues caused by the foreign exchange effects of an appreciated yen combined with a lowering of market interest rates and decreases in gains on sales of ship-related revenues in Asia. The segment also recorded a decline in profits due to the absence of equity in net income of affiliates from KLI, which had substantially contributed to profits during the previous fiscal year.

Under these circumstances, segment revenues decreased 23% to ¥167,635 million from ¥218,227 million in the previous fiscal year, and segment profits decreased 65% to ¥20,066 million compared to ¥57,862 million in the previous fiscal year. Segment assets were down 8% year on year to ¥949,852 million.

1-2. Outlook and Forecasts for the Fiscal Year Ending March 31, 2010

The domestic and international financial markets in showing signs of easing after turmoil caused by Lehman Brother’s filed for bankruptcy as major countries have enacted large-scale financial policies which include government spending. However recovery of the real economy, which deteriorated significantly due to the rapid onset of the credit crunch, is projected to take some time. Domestic markets are faced by a deteriorating real estate market, declines in export levels due to an appreciated yen, and decreased domestic demand due to worsening consumer sentiment.

Based on the operating environment stated above and management policies hereinafter described (refer to “Management Policies” on page 9), ORIX is aiming for moderate recovery and forecasts an “operating revenue” of ¥960,000 million (down 10.8% year on year) and “Net Income attributable to ORIX*” of ¥30,000 million (up 36.8% year on year) for the consolidated fiscal year ending March 31, 2010.

*	”Net Income attributable to ORIX” is equivalent to “Net Income” which had been used until year ended March 31, 2009.

Segment profit forecasts are as follows.

Segment	Segment Profit	Forecasts for the Fiscal Year Ending March 31, 2010
Corporate Financial Services	(¥10.0 Billion)	Decrease in segment assets in line with stringent credit controls and declines in revenues even though the segment shifts toward fee-businesses. Although provisions are expected to decrease, provision levels will remain high. Segment losses will be flat year on year.

Maintenance Leasing	¥25.0 Billion

Decreased revenues due to deterioration in the economy.

Segment profits will slightly decrease through efforts to improve profitability via controlling maintenance expenses related to automobile leases and cost reduction programs.

Real Estate	¥20.0 Billion	Despite a decline in the number of condominiums delivered, profits from condominium operations will improve due to a lull in write-downs. Gains on sales of real estate under operating leases will decline due to deterioration in the sector; however, segment profits will maintain profitability.

Investment Banking	(¥15.0 Billion)	Decline in revenues resulting from decline in asset levels as a result of curbing new transactions. Sufficient provisions set aside for non-recourse loans and projecting further market valuation losses on investments in private equity funds. Reduction in losses due to an absence of impairment and losses from equity method affiliates.

Retail	¥20.0 Billion	Increased revenues and costs resulting from increased asset levels in the trust and banking business. Expected improvement in operating revenues in the life insurance business. From the second quarter, the card loan business will be recognized under “equity in net income (loss) of affiliates,” however impact to profit will be minimal. Segment profits are forecast to improve significantly.

Overseas Business	¥15.0 Billion	Asset levels are expected to decrease due to curbing of new transactions, and revenues are forecast to decline. Provisions are expected to increase in the U.S., however an increase in profits is forecast due to a lull in valuation losses on investment in securities and cost reduction. Despite steady performance of the leasing business in Asia, equity in net income of affiliates is forecast to decrease. Segment profits will decrease.

The above-mentioned segment profits do not include reclassification of gains from “discontinued operations,” “minority interests in earnings of subsidiaries” and “extraordinary gains.”

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company as well as on assumptions deemed rational, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors causing these figures to differ materially are discussed, but not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Analysis of Financial Condition

2-1. Analysis of Assets, Liabilities, Shareholders’ Equity and Cash Flows

Operating Assets: ¥6,560,869 million (Down 9% on March 31, 2008)

“Investment in operating leases” increased compared to March 31, 2008. Conversely, “Investment in direct financing leases,” “installment loans,” “investment in securities” and “other operating assets” decreased due to continued caution toward new transactions. As a result, operating assets were down 9% to 6,560,869 million compared to March 31 2008.

Summary of Cash Flows

Cash and cash equivalents increased by ¥139,314 million compared to March 31, 2008 to ¥459,969 million in line with the policy of increasing liquidity on hand.

“Cash flows from operating activities” provided ¥308,779 million in this fiscal year, having provided ¥156,287 million in the previous fiscal year, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, a decrease in loans held for sale, and the adjustments of “net income” such as “depreciation and amortization” and “provision for doubtful receivables and probable loan losses,” in addition to a decrease in “net income” compared to the previous fiscal year.

“Cash flows from investing activities” provided ¥171,183 million in this fiscal year, having used ¥838,331 million in the previous fiscal year due to a decrease in “purchases of lease equipment”, a decrease in “purchases of available-for-sale securities” and a decrease in “installment loans made to customers” which was less than the “principal collected on installment loans” resulting from the implementation of a more prudent stance towards new transactions compared to the previous fiscal year.

“Cash flows from financing activities” used ¥334,587 million in this fiscal year, having provided ¥792,996 million in the previous fiscal year, due to decreased levels of commercial paper to reduce interest-bearing debt.

2-2. Trend in Cash Flow-Related Performance Indicators

	March 31, 2008	March 31, 2009
Shareholders’ Equity Ratio	14.1%	13.9%
Shareholders’ Equity Ratio based on Market Value	13.7%	3.4%
Cash Flow Ratio to Interest-bearing Debt	40.1	19.2
Interest Coverage Ratio	1.5 times	3.0 times

Shareholders’ Equity Ratio: Shareholders’ Equity/Total Assets

Shareholders’ Equity Ratio based on Market Value: Total Market Value of Listed Shares /Total Assets

Cash Flow Ratio to Interest-bearing Debt: Interest-bearing Debt/Cash Flow

Interest Coverage Ratio: Cash Flow/Interest Payments

Note 3:	All figures have been calculated under consolidated basis.
Note 4:	Total Market Value of Listed Shares has been calculated based on the number of outstanding shares excluding treasury shares.
Note 5:	Cash Flow refers to cash flows from operating activities.
Note 6:	Interest-bearing Debt refers to all liabilities with payable interest listed on the consolidated balance sheet.

3. Profit Distribution Policy and Dividends for the Fiscal Year Ended March 31, 2009

ORIX believes that securing profits from its businesses primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value. Furthermore, in addition to increasing the shareholder value through mid- to long-term profit growth, ORIX responds to shareholder expectations through appropriate distribution of profit.

The financial environment has rapidly deteriorated after the Lehman Brother’s bankruptcy. The effects are spilling over into the real economy and it is expected to take some time for financial and real estate markets to recover. Under the current environment ORIX believes that increasing the amount of retained earnings will improve medium- to long-term shareholder value. ORIX previously determined dividends with a 2% dividend-on-equity (DOE) ratio; however, based on the recent economic environment, we will adopt a dividend policy that prioritizes improved operational stability.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 70 yen per share down form 260 yen per share in the previous year. Retained earnings will be allocated in pursuit of growth moving forward. Dividend distribution is scheduled once a year as a year-end dividend.

4. Risk Factors

With the announcement of our results for the fiscal year ended March 31, 2009, additional items have arisen concerning “Risk Factors” found in our latest Form 20-F submitted to the U.S. Securities and Exchange Commission on July 2, 2008, and the changes are shown below.

1. Risks related to our external environment

(1)	Our business activities, financial condition and results of operations may be adversely affected by turmoil in the financial and capital markets, and the global economic conditions

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Volatility in financial and capital markets, economic deterioration, shifts in commodity market prices, shifts in consumer demands, political instability or religious strife in any such region could adversely affect our operations.

The global economy is currently experiencing unprecedented turmoil in the world’s financial and capital markets. This turmoil has resulted in a variety of damaging effects on the operating environment of the financial industry, including a severe contraction in the availability of credit, a reduction in liquidity, a decrease of confidence in the financial system and global economic decline. The soundness of many financial institutions is dependent on that of other financial institutions through their mutual credits, trading and other transactions. Accordingly, uncertainty regarding the creditworthiness of or the likelihood of default by certain financial institutions could result in significant liquidity problems, losses or defaults at other financial institutions. Although the governments of several major countries have taken extensive emergency measures to stabilize the global financial markets, there is no guarantee that such measures will be effective in correcting the current financial meltdown.

Despite our attempts to minimize our exposure to these global problems through the development and implementation of risk management procedures, further deterioration of global financial and capital markets and the economic environment could continue to adversely affect our business activities, financial condition and results of operations.

(2)	Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds are: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, medium-term notes, straight bonds, convertible bonds with stock acquisition rights, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term funding such as commercial paper and short-term borrowings from various institutional lenders.

The dysfunction of, and turmoil in, the financial markets have led to a severe reduction in available credit, and has increased the risks to our financial liquidity. These risks have increased due to a variety of factors including our ability to raise new funds in the market or renew existing funding sources is uncertain; we are exposed to increased funding costs; we may be more subject to volatility in the credit market and our funding securities may not be attractive to investors in the capital markets. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our financial condition and results of operations could be adversely affected.

[Management Policies]

1. Management Basic Policy

The ORIX Group’s corporate philosophy and management policy are shown below.

Corporate Philosophy

The ORIX Group is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy

•	The ORIX Group strives to meet the diverse needs of its customers and to deepen trust by constantly developing superior services.

•	The ORIX Group aims to strengthen its base of operations and achieve sustained growth by integrating the ORIX Group’s resources to promote synergies amongst different units.

•

The ORIX Group makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	The ORIX Group aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

2. Target Performance Indicators, Medium- and Long-Term Corporate Management Strategies and Challenges to be Addressed

The current business plan is “strengthening the corporate structure” and “operational realignment” to improve profitability and operational stability while securing financial liquidity and asset stability in order to adapt to the drastic changes in the economic environment and effects of the credit crunch.

Regarding strengthening the corporate structure, ORIX Group aims for improved financial stability by reducing overall levels of interest-bearing debt. ORIX Group targets sufficient funding and will maintain a high long-term debt ratio by controlling the CP levels due to dysfunction in the capital markets. In addition, ORIX Group plans to decrease the debt ratio by increasing deposits.

Regarding operational realignment, capital will be appropriately allocated through consideration of whether the operations are asset-efficient, have sufficient market size and growth potential, and are proactively controlling risk, while at the same time managing the portfolio by limiting risk to within the limits of shareholders’ equity.

Furthermore, along with a reduction in investment in market-related products, each segment will further increase their real estate-related expertise targeting improved risk diversification and profitability. The Corporate Financial Services segment will reduce orthodox corporate loans, and promote the provision of value-added services capitalizing on group expertise. The trust and banking operations will continue providing mortgages in addition to expanding the corporate finance function. Furthermore, ORIX Group has initiated group-wide cost reductions programs targeting a recovery in performance. Along with the strategies outlined above, ORIX Group will preemptively invest in and allocate personnel to promising fields to sow the seeds for medium- and long-term growth.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2008 and 2009)

(Unaudited)

		(millions of yen, millions of US$)
	March 31, 2008	March 31, 2009	U.S. dollars March 31, 2009
Assets
Cash and Cash Equivalents	320,655	459,969	4,683
Restricted Cash	143,883	128,056	1,304
Time Deposits	511	680	7
Investment in Direct Financing Leases	1,098,128	914,444	9,309
Installment Loans	3,766,310	3,304,101	33,636
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(102,007)	(158,544)	(1,614)
Investment in Operating Leases	1,019,956	1,226,624	12,487
Investment in Securities	1,121,784	926,140	9,428
Other Operating Assets	197,295	189,560	1,930
Investment in Affiliates	327,763	264,695	2,695
Other Receivables	284,286	228,581	2,327
Inventories	232,850	197,960	2,015
Prepaid Expenses	47,657	34,571	352
Office Facilities	89,533	86,945	885
Other Assets	446,366	565,954	5,761

Total Assets	8,994,970	8,369,736	85,205

Liabilities and Shareholders’ Equity
Short-Term Debt	1,330,147	798,167	8,125
Deposits	470,683	667,627	6,797
Trade Notes, Accounts Payable and Other Liabilities	392,346	370,310	3,770
Accrued Expenses	112,461	96,662	984
Policy Liabilities	486,379	442,884	4,509
Current and Deferred Income Taxes	267,692	160,358	1,632
Security Deposits	163,872	168,890	1,719
Long-Term Debt	4,462,187	4,453,845	45,341

Total Liabilities	7,685,767	7,158,743	72,877

Minority Interests	41,286	43,463	442

Commitments and Contingent Liabilities
Common Stock	102,107	102,216	1,041
Additional Paid-in Capital	135,159	136,313	1,388
Retained Earnings:
Legal reserve	2,220	—	—
Retained earnings	1,081,219	1,071,919	10,912
Accumulated Other Comprehensive Income (loss)	(19,295)	(92,384)	(940)
Treasury Stock, at Cost	(33,493)	(50,534)	(515)

Total Shareholders’ Equity	1,267,917	1,167,530	11,886

Total Liabilities and Shareholders’ Equity	8,994,970	8,369,736	85,205

	March 31, 2008	March 31, 2009	U.S. dollars March 31, 2009
Note: Accumulated Other Comprehensive Income (loss)
Net unrealized gains (losses) on investment in securities	36,286	(5,615)	(57)
Defined benefit pension plans	(4,123)	(16,221)	(165)
Foreign currency translation adjustments	(53,802)	(71,791)	(731)
Net unrealized gains on derivative instruments	2,344	1,243	13

	(19,295)	(92,384)	(940)

(2) Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2008 and 2009)

(Unaudited)

			(millions of yen, millions of US$)

	Year ended March 31, 2008	Period -over- period (%)	Year ended March 31, 2009	Period -over- period (%)	U.S. dollars Year ended March 31, 2009
Total Revenues :	1,151,539	103	1,075,811	93	10,952

Direct financing leases	78,548	87	63,766	81	649
Operating leases	288,360	116	291,352	101	2,966
Interest on loans and investment securities	227,020	113	196,601	87	2,001
Brokerage commissions and net gains (losses) on investment securities	23,521	33	(12,330)	—	(126)
Life insurance premiums and related investment income	128,616	97	117,751	92	1,199
Real estate sales	88,445	101	71,088	80	724
Gains on sales of real estate under operating leases	16,756	73	24,346	145	248
Other operating revenues	300,273	112	323,237	108	3,291

Total Expenses :	963,549	115	1,021,072	106	10,395

Interest expense	105,905	131	104,541	99	1,064
Costs of operating leases	184,313	114	197,401	107	2,010
Life insurance costs	112,869	98	105,899	94	1,078
Costs of real estate sales	81,056	110	79,060	98	805
Other operating expenses	170,476	121	186,531	109	1,898
Selling, general and administrative expenses	265,759	107	249,505	94	2,540
Provision for doubtful receivables and probable loan losses	33,226	241	77,028	232	784
Write-downs of long-lived assets	1,742	170	3,782	217	39
Write-downs of securities	8,290	148	18,632	225	190
Foreign currency transaction loss (gain), net	(87)	—	(1,307)	—	(13)

Operating Income	187,990	67	54,739	29	557

Equity in Net Income (loss) of Affiliates	48,343	151	(42,937)	—	(436)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses	12,222	623	(1,731)	—	(18)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	248,555	79	10,071	4	103

Provision for Income Taxes	98,487	78	(1,990)	—	(20)

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	150,068	79	12,061	8	123

Minority Interests in Earnings of Subsidiaries, Net	3,918	81	1,873	48	19

Income from Continuing Operations	146,150	79	10,188	7	104

Discontinued Operations:
Income from discontinued operations, net	37,642		19,847		202
Provision for income taxes	(15,128)		(8,111)		(83)

Discontinued operations, net of applicable tax effect	22,514	195	11,736	52	119

Extraordinary Gain, Net of Applicable Tax Effect	933	163	—	—	—

Net Income	169,597	86	21,924	13	223

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(For the Years Ended March 31, 2008 and 2009)

(Unaudited)

		(millions of yen, millions of US$)

	Year ended March 31, 2008	Year ended March 31, 2009	U.S. dollars Year ended March 31, 2009
Common Stock:
Beginning balance	98,755	102,107	1,040
Exercise of warrants and stock acquisition rights	991	109	1
Conversion of convertible bond	2,361	—	—

Ending balance	102,107	102,216	1,041

Additional Paid-in Capital:
Beginning balance	119,402	135,159	1,376
Exercise of warrants, stock acquisition rights and stock options	986	108	1
Conversion of convertible bond	1,848	—	—
Compensation cost of stock options	2,150	1,370	14
Share swap merger	10,215	—	—
Disposition of treasury stock	—	(533)	(5)
Other, net	558	209	2

Ending balance	135,159	136,313	1,388

Legal Reserve:
Beginning balance	2,220	2,220	23
Transferred to retained earnings	—	(2,220)	(23)

Ending balance	2,220	—	—

Retained Earnings:
Beginning balance	921,823	1,081,219	11,006
Cash dividends	(11,863)	(23,529)	(240)
Net income	169,597	21,924	223
Transferred from legal reserve	—	2,220	23
Capital transactions of equity-method investee	1,641	—	—
Disposition of treasury stock	—	(9,915)	(100)
Other, net	21	—	—

Ending balance	1,081,219	1,071,919	10,912

Accumulated Other Comprehensive Income:
Beginning balance	55,253	(19,295)	(196)
Net change of unrealized gains (losses) on investment in securities	(36,708)	(41,901)	(427)
Defined benefit pension plans	(7,727)	(12,098)	(123)
Net change of foreign currency translation adjustments	(31,182)	(17,989)	(183)
Net change of unrealized gains on derivative instruments	1,069	(1,101)	(11)

Ending balance	(19,295)	(92,384)	(940)

Treasury Stock:
Beginning balance	(3,219)	(33,493)	(341)
Acquisition of treasury stock	(30,749)	(29,294)	(298)
Disposition of treasury stock	190	12,043	122
Other, net	285	210	2

Ending balance	(33,493)	(50,534)	(515)

Total Shareholders’ Equity:
Beginning balance	1,194,234	1,267,917	12,908
Increase, net	73,683	(100,387)	(1,022)

Ending balance	1,267,917	1,167,530	11,886

Summary of Comprehensive Income:
Net income	169,597	21,924	223
Other comprehensive income	(74,548)	(73,089)	(744)

Comprehensive income (loss)	95,049	(51,165)	(521)

(4) Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2008 and 2009)

(Unaudited)

	(millions of yen, millions of US$)

	Year ended March 31, 2008	Year ended March 31, 2009	U.S. dollars Year ended March 31, 2009
Cash Flows from Operating Activities:
Net income	169,597	21,924	223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	168,767	189,215	1,926
Provision for doubtful receivables and probable loan losses	33,226	77,028	784
Decrease in policy liabilities	(5,567)	(43,495)	(443)
Gains (losses) from securitization transactions	(3,481)	233	2
Equity in net income (loss) of affiliates	(48,343)	42,937	436
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses	(12,222)	1,731	18
Extraordinary gain	(933)	—	—
Minority interests in earnings of subsidiaries, net	3,918	1,873	19
Gains on sales of available-for-sale securities	(7,563)	(3,334)	(34)
Gains on sales of real estate under operating leases	(16,756)	(24,346)	(248)
Gains on sales of operating lease assets other than real estate	(15,217)	(11,426)	(116)
Write-downs of long-lived assets	1,742	3,782	39
Write-downs of securities	8,290	18,632	190
Decrease (increase) in restricted cash	(23,219)	23,661	241
Decrease (increase) in loans held for sale	(23,721)	8,740	89
Decrease in trading securities	3,275	20,048	204
Decrease (increase) in inventories	(19,606)	9,332	95
Increase in prepaid expenses	(403)	(2,741)	(28)
Decrease in accrued expenses	(4,591)	(8,689)	(88)
Increase (decrease) in security deposits	(6,289)	2,261	23
Other, net	(44,617)	(18,587)	(189)

Net cash provided by operating activities	156,287	308,779	3,143

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,088,237)	(857,126)	(8,726)
Principal payments received under direct financing leases	546,964	431,984	4,398
Net proceeds from securitization of lease receivables, loan receivables and securities	174,922	30,859	314
Installment loans made to customers	(2,267,527)	(1,038,625)	(10,573)
Principal collected on installment loans	1,893,172	1,469,672	14,962
Proceeds from sales of operating lease assets	229,065	161,645	1,646
Investment in affiliates, net	(30,350)	(17,919)	(182)
Proceeds from sales of investment in affiliates	102,383	1,936	20
Purchases of available-for-sale securities	(595,445)	(301,030)	(3,065)
Proceeds from sales of available-for-sale securities	187,095	242,702	2,471
Proceeds from redemption of available-for-sale securities	127,084	128,669	1,310
Purchases of other securities	(90,088)	(73,578)	(749)
Proceeds from sales of other securities	46,964	36,378	370
Purchases of other operating assets	(38,922)	(14,615)	(149)
Acquisitions of subsidiaries, net of cash acquired	(15,220)	(752)	(8)
Sales of subsidiaries, net of cash disposed	3,948	28	—
Other, net	(24,139)	(29,045)	(296)

Net cash provided by (used in) investing activities	(838,331)	171,183	1,743

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(69,644)	(237,544)	(2,418)
Proceeds from debt with maturities longer than three months	2,777,541	2,091,575	21,293
Repayment of debt with maturities longer than three months	(1,920,865)	(2,343,124)	(23,853)
Net increase in deposits due to customers	24,695	196,973	2,005
Issuance of common stock	1,977	217	2
Dividends paid	(11,863)	(23,529)	(240)
Net increase in call money	21,500	9,900	101
Acquisition of treasury stock	(30,749)	(29,294)	(298)
Other, net	374	239	2

Net cash provided by (used in) financing activities	792,966	(334,587)	(3,406)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,430)	(6,061)	(61)

Net Increase in Cash and Cash Equivalents	105,492	139,314	1,419
Cash and Cash Equivalents at Beginning of Year	215,163	320,655	3,264

Cash and Cash Equivalents at End of Year	320,655	459,969	4,683

(5) Assumptions for going concern

Not applicable.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

							(millions of yen, millions of US$)

	Year Ended March 31, 2008		Year Ended March 31, 2009		U.S. dollars Year ended March 31, 2009		March 31, 2008	March 31, 2009	U.S. dollars March 31, 2009
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits (Losses)	Segment Revenues	Segment Profits (Losses)	Segment Assets	Segment Assets	Segment Assets
Corporate Financial Services	139,874	35,412	137,712	(10,451)	1,402	(106)	1,993,390	1,583,571	16,121
Maintenance Leasing	236,411	37,235	235,953	25,621	2,402	261	649,814	648,314	6,600
Real Estate	288,795	83,065	270,027	50,508	2,749	514	1,077,560	1,175,437	11,966
Investment Banking	127,199	47,483	94,645	(63,397)	964	(645)	1,698,452	1,321,491	13,453
Retail	198,858	27,463	183,307	9,573	1,865	97	1,450,241	1,554,006	15,820
Overseas Business	218,227	57,862	167,635	20,066	1,707	204	1,037,311	949,852	9,670

Segment Total	1,209,364	288,520	1,089,279	31,920	11,089	325	7,906,768	7,232,671	73,630

Difference between Segment Total and Consolidated Amounts	(57,825)	(39,965)	(13,468)	(21,849)	(137)	(222)	1,088,202	1,137,065	11,575

Consolidated Amounts	1,151,539	248,555	1,075,811	10,071	10,952	103	8,994,970	8,369,736	85,205

Note:	As of April 1, 2008, the Company implemented changes to its internal organization to recognize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. The prior period comparative segment results have been restated to be comparative with the newly reorganized operating segments.

The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

2. Segment Information by Location

			(millions of yen, millions of US$)

	Year Ended March 31, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	933,951	68,026	95,265	(21,431)	1,075,811
Segment Profits	8,695	3,191	18,032	(19,847)	10,071

	U.S. dollars
	Year ended March 31, 2009
	Japan	America*1	Other*2	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	9,508	693	970	(219)	10,952
Segment Profits	89	32	184	(202)	103

Note:	Segment information by location are based on income before income taxes as well as results of discontinued operations and minority interests in earnings of subsidiaries, before applicable tax effect. Tax expenses are not included in segment profits.

3. Overseas Revenues

				(millions of yen, millions of US$)

	Year ended March 31, 2009			U.S. dollars Year ended March 31, 2009
	America*1	Other*2	Total	America*1	Other*2	Total
Overseas Revenues	75,534	92,767	168,301	769	944	1,713
Consolidated Revenues			1,075,811			10,952
The Rate of the Overseas Revenues to Consolidated Revenues	7.0%	8.6%	15.6%	7.0%	8.6%	15.6%

Note:	Results of discontinued operations are not included in “Overseas Revenues.”

Note*1:	mainly United States
Note*2:	mainly Asia, Europe, Oceania and Middle East

(7) Per Share Data

(For the Year Ended March 31, 2008 and 2009)

(Unaudited)

	March 31, 2008	March 31, 2009	U.S. dollars March 31, 2009
		(millions of yen, millions of US$)

Income from Continuing Operations	146,150	10,188	104
Effect of Dilutive Securities -
Convertible Bond	1,232	392	4

Income from Continuing Operations for Diluted EPS Computation	147,382	10,580	108

		(thousands of shares)

Weighted-average Shares	91,150	88,910
Effect of Dilutive Securities -
Warrants	395	62
Convertible Bond	2,379	6,472
Treasury Stock	51	2

Weighted-average Shares for Diluted EPS Computation	93,975	95,446

			(yen, US$)

Earnings Per Share for Income from Continuing Operations
Basic	1,603.40	114.59	1.17
Diluted	1,568.31	110.85	1.13

			(yen, US$)

Shareholders’ Equity Per Share	14,010.62	13,059.59	132.95

[Significant Accounting Policies]

(New Accounting Pronouncement)

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”) as of April 1, 2008. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

The Company and its subsidiaries adopted FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) as of April 1, 2008. This Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value at specified election dates, which have not been measured at fair value. A business entity shall report unrealized gain and losses for which the fair value option has been elected in earnings at each subsequent reporting date. The Company and its subsidiaries did not choose fair value option as of adoption date, April 1, 2008, for any asset and liability, which have not been measured at fair value. Therefore adoption of this Statement had no effect on the Company and its subsidiaries’ results of operations or financial position as of adoption date.

The Company and its subsidiaries have choose fair value options on investment in affiliates, which is the relatively short- term investment in order to get the capital gain and is listed on stock exchange market. The Company and its subsidiaries believe that such investment is appropriately reported on the reliable amount by the election of fair value option.

Other than the above, there were no significant changes from the latest report.

Consolidated Financial Highlights

(For the Years Ended March 31, 2008 and 2009)

(Unaudited)

	(millions of yen, except for per share data)

Operating Assets	March 31, 2008	Period -over- period	March 31, 2009	Period -over- period
Investment in Direct Financing Leases	1,098,128	87%	914,444	83%
Installment Loans	3,766,310	108%	3,304,101	88%
Investment in Operating Leases	1,019,956	118%	1,226,624	120%
Investment in Securities	1,121,784	128%	926,140	83%
Other Operating Assets	197,295	130%	189,560	96%

Total	7,203,473	109%	6,560,869	91%

Operating Results
Total Revenues	1,151,539	103%	1,075,811	93%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	248,555	79%	10,071	4%

Net Income	169,597	86%	21,924	13%
Earnings Per Share
Net Income
Basic	1,860.63	85%	246.59	13%
Diluted	1,817.81	87%	233.81	13%
Shareholders’ Equity Per Share	14,010.62	107%	13,059.59	93%

Financial Position
Shareholders’ Equity	1,267,917	106%	1,167,530	92%
Number of Outstanding Shares (thousands of shares)	90,497	99%	89,400	99%
Long-and Short-Term Debt and Deposits	6,263,017	114%	5,919,639	95%
Total Assets	8,994,970	110%	8,369,736	93%
Shareholders’ Equity Ratio	14.1%	—	13.9%	—
Return on Equity	13.8%	—	1.8%	—
Return on Assets	1 97%	—	0 25%	—

New Business Volumes
Direct Financing Leases (new equipment acquisitions)	574,859	90%	364,734	63%
Installment Loans	2,331,331	105%	1,055,014	45%
Operating Leases	465,909	134%	426,715	92%
Investment in Securities	688,148	208%	374,614	54%
Other Operating Transactions	152,480	71%	76,269	50%